FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 17, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 17, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Powerchip Semiconductor Corp.
Room 1901, No. 333, Section 1	15F, 68, Sec. 3, Nanking East Road
Keelung Road, Taipei, Taiwan, 110	Taipei, Taiwan

Freddie Liu, Financial Controller	Eric Tang, Vice President/Spokesperson
ir@aseglobal.com	pr@psc.com.tw

Tel: + 886.2.8780.5489	Tel: +886.2.2517.0055
Fax: + 886.2.2757.6121	Fax: +886.2.2517.9208
http://www.aseglobal.com	http://www.psc.com.tw

ASE AND POWERCHIP FORM JOINT VENTURE TO PROVIDE MEMORY
SEMICONDUCTOR PACKAGE AND TEST SERVICES

Taipei, Taiwan, R.O.C., July 14th, 2006 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (hereinafter “ASE”) and Powerchip Semiconductor Corp. (GTSM: 5346) (hereinafter “Powerchip”) today jointly announced that the two companies will raise $50,000,000 USD and form Power ASE Technology, Inc. in Taiwan. This newly established company will focus on memory IC related package and testing services.

ASE will contribute $30,000,000 USD and Powerchip will contribute $20,000,000 USD. The newly established company will lease approximately 6,800 square meters of production space in ASE’s Chungli Campus for future production, and will start recruiting employees and installing equipment. Mass production is currently scheduled for 4Q2006.

“ASE Group has historically focused on high-end core logic and ASIC package and testing services without extensive involvement in the memory semiconductor area. “, said Mr. Jason Chang, Chairman of ASE Group. “We believe the DRAM industry has become more consolidated than it was in previous cycles, with solid fundamentals, decreasing imbalance between supply and demand, and lower cyclicality risk. We expect the growth in demand for new generation DRAM and other memory devices will accelerate as we enter a brand new product cycle in personal computers. DRAM companies will align with backend subcontractors to support their ramp up, instead of using subcontractors as an overflow support. In addition, we expect the flash memory market to grow in conjunction with demand for various consumer appliances. This should reduce the risk of product concentration for the memory semiconductor industry.”

Powerchip Chairman, Dr. Frank Huang, stated that with the growing market for high density data flash, worldwide demand for memory products has begun another period of growth. Powerchip at the same time is focusing on the production of DRAM and Flash products as well as on expanding its capacity in order to meet market demand. Considering that Powerchip already has three 12” Fabs that will be running at full capacity within the 12 months, together with the construction of Powerchip’s four new fabs, to be located in CTSP’s Houli park. Powerchip will draw upon past successes and gain another source for packaging and testing. Working together with ASE, is an essential factor for Powerchip’s growth, and furthermore provides support for Powerchip group’s future growth.

Chairman Chang continues, “This JV creates a win-win solution for ASE and Powerchip. Adequate supply of backend capacity will support Powerchip’s growth. The new company will make necessary investments in memory testing equipment and leverage ASE’s economy of scale in packaging capacity and internal substrate capability. We believe that, with commitment from Powerchip, one of the leading DRAM companies in the world, the overall business risk for the new company will be significantly reduced. ASE can also benefit from the expertise in memory testing obtained from this venture to support the demand for memory testing when we provide SIP and SOC solutions to our customers. This new company enhances our coverage in IC package and testing, and we are very excited about it.”

Jason Chang, the Chairman of ASE, will serve as the Chairman of the new JV. Other members of the new JV’s management team will be appointed shortly.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.